SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                                   OCTEL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    67572710
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                with a copy to:
Jeffrey S. Halis                                Laura R. Kuntz, Esq.
500 Park Avenue                                 LOWENSTEIN SANDLER PC
Fifth Floor                                     65 Livingston Avenue
New York, New York  10022                       Roseland, New Jersey  07068
(212) 378-0879                                  (973) 597-2500

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 28, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                           Jeffrey S. Halis

2) Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                                Not
         (b)                             Applicable

3) SEC Use Only

4) Source of Funds (See Instructions):  WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable

6) Citizenship or Place of Organization:

                             United States

         Number of                    7) Sole Voting Power:           1,012,000*
                                         ---------------------------------------
         Shares Beneficially          8) Shared Voting Power:                 0
                                         ---------------------------------------
         Owned by
         Each Reporting               9) Sole Dispositive Power:     1,012,000*
                                         ---------------------------------------
         Person With:                 10) Shared Dispositive Power:           0
                                         ---------------------------------------


11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  1,012,000*

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                 Not Applicable

13)  Percent of Class Represented by Amount in Row

             (11):      6.9%*

14)  Type of Reporting Person (See Instructions):       IA


* 685,100 shares (4.6%) of Octel Corp. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 117,700 shares (0.8%) of Octel Corp. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 71,700 shares (0.5%) of Octel Corp. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. 137,500 shares (0.9%) of Octel Corp. common stock are owned by Halo International, Ltd., a company organized under the laws of the Cayman Islands. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P., and the Investment Management Agreement of Halo International, Ltd., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by Tyndall Partners, L.P., Tyndall
     Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo International, Ltd., respectively. See Item 5 for further information on the computation of percentages set forth herein.

Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $0.01 per share, of Octel Corp., whose principal executive offices are located at P.O. Box 17 South Wirral, Oil Sites Road, Ellesmere Port, United Kingdom L65 4HF.

Item 2.  Identity and Background.

         The person filing this statement is Jeffrey S. Halis, whose business address is 500 Park Avenue, Fifth Floor, New York, New York 10022. Mr. Halis serves as a general partner of Halo Capital Partners, L.P., a Delaware limited partnership (Halo") and as a member of Jemi Management, L.L.C., a New York limited liability company ("Jemi"). Halo serves as the sole general partner of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., each of which are Delaware limited partnerships having their principal executive offices located at 500 Park Avenue, Fifth Floor, New York, New York 10022. In addition, Jemi serves as the Investment Manager of Halo International, Ltd., a company organized under the laws of the Cayman Islands, having its principal executive offices located at Butterfield Fund Managers (Guernsey) Limited, Post Office Box 211, Butterfield House, the Grange, St. Peter Port, Guernsey, Channel Islands, GY1 3NQ. Each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd. are engaged in the investment in personal property of all kinds, including, but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

     Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

     All funds used to purchase shares of common stock of Octel Corp. on behalf of Tyndall Partners, L.P. come directly from the net assets of Tyndall Partners, L.P. All funds used to purchase shares of common stock of Octel Corp. on behalf of Tyndall Institutional Partners, L.P. come directly from the net assets of Tyndall Institutional Partners, L.P. All funds used to purchase shares of Octel Corp. on behalf of Madison Avenue Partners, L.P. come directly from the net assets of Madison Avenue Partners, L.P. All funds used to purchase shares of common stock of Octel Corp. on behalf of Halo International, Ltd. come directly from the net assets of Halo International, Ltd.


Item 4.  Purpose of Transaction.

     The acquisition of the shares of common stock referred to in Item 5 is solely for investment purposes on behalf of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo
International, Ltd., respectively. Jeffrey Halis has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Based upon the information set forth in Octel Corp.'s Form 10 filed with the Securities and Exchange Commission on May 4, 1998, there are 14,736,075 shares of Octel Corp. common stock issued and outstanding. As of May 28, 1998, Tyndall Partners, L.P. owned 685,100 of such shares, or 4.6% of those outstanding, Tyndall Institutional Partners, L.P. owned 117,700 of such shares, or 0.8% of those outstanding, Madison Avenue Partners, L.P. owned 71,700 of such shares, or 0.5% of those outstanding, and Halo International, Ltd. owned 137,500 of such shares, or 0.9% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Octel Corp. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd. The following table details the transactions by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd. in shares of common stock of Octel Corp. during the past sixty days (each of which were effected in ordinary brokers transactions).



                            A. Tyndall Partners, L.P.

   Date                             Quantity                          Price

                                   (Purchases)

May 13, 1998                          31,700                          $30.06
May 14, 1998                          82,400                           33.64
May 19, 1998                           7,100                           28.26
May 22, 1998                          94,400                           24.12
May 26, 1998                         197,400                           22.87
May 27, 1998                          74,500                           22.27
May 28, 1998                         197,600                           21.96


                                     (Sales)

                                      NONE



                     B. Tyndall Institutional Partners, L.P.

         Date                        Quantity                          Price

                                   (Purchases)

May 13, 1998                            4,900                          30.06
May 14, 1998                           12,800                          33.64
May 19, 1998                            1,000                          28.26
May 22, 1998                           14,800                          24.12
May 26, 1998                           37,400                          22.87
May 27, 1998                           12,800                          22.27
May 28, 1998                           34,000                          21.96


                                     (Sales)

                                      NONE

                        C. Madison Avenue Partners, L.P.

     Date                            Quantity                          Price

                                   (Purchases)

May 13, 1998                            3,800                         $30.06
May 14, 1998                            9,800                          33.64
May 22, 1998                           12,000                          24.12
May 26, 1998                           17,600                          22.87
May 27, 1998                            7,800                          22.27
May 28, 1998                           20,700                          21.96

                                     (Sales)

                                      NONE



                           D. Halo International, Ltd.

     Date                            Quantity                          Price

                                   (Purchases)

May 13, 1998                            9,600                          30.06
May 14, 1998                           25,000                          33.64
May 19, 1998                            1,900                          28.26
May 22, 1998                           28,800                          24.12
May 26, 1998                           17,600                          22.87
May 27, 1998                           14,900                          22.27
May 28, 1998                           39,700                          21.96

                                     (Sales)

                                      NONE

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     No contracts, arrangements, understandings or similar relationships exist with respect to the shares of common stock of Octel Corp. between Jeffrey S. Halis and any person or entity.


Item 7.           Material to be Filed as Exhibits.

                  Not applicable.

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                June 8, 1998


                                               /s/ Jeffrey S. Halis
                                               Jeffrey  S.  Halis, as a general
                                               partner of Halo Capital Partners,
                                               L.P.,  the  general  partner  of
                                               each  of  Tyndall Partners, L.P.,
                                               Tyndall  Institutional Partners,
                                               L.P. and Madison Avenue Partners,
                                               L.P.


                                               /s/ Jeffrey S. Halis
                                               Jeffrey S. Halis, as a  member of
                                               Jemi   Management,  L.L.C.,  the
                                               Investment   Manager   for   Halo
                                               International, Ltd.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).